Advantus Series Fund, Inc.

Shareholder Voting Results

On December 7, 2007, a special meeting of the shareholders of the Funds Maturing Government Bond 2010 Portfolio was held. Shareholders of record on October 15, 2007, were entitled to vote on the proposal described below.

1. To consider and vote upon a proposed Plan of Dissolution and Liquidation providing for the complete dissolution, liquidation and termination of the Portfolio. A vote in favor of the Plan of Dissolution and Liquidation will be considered a vote in favor of an amendment to the Amended and Restated Articles of Incorporation of Advantus Series Fund, Inc., required to effect the proposed dissolution and liquidation.

                 Votes                 Votes                 Votes
                  For                 Against               Abstain

             2,151,786.206              -0-                21,150.536